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SECURITIES AND EXCHANGE COMMISSION RECEIVED

SEP 09 2005

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Euro Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4667 MacArthur Blvd. #450

(No. and Street)

Newport Becash (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schiff 949 863 9500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA

(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, Los Angeles CA 90064

(Address) (City) (State) (Zip Code)

PROCESSED

JAN 25 2006

THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 1/23/06

OATH OR AFFIRMATION

I, Peter Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 2005 x20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2005

EURO PACIFIC CAPITAL, INC.
4667 MACARTHUR BLVD., SUITE 450
NEWPORT BEACH, CA 92660

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Euro Pacific Capital, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc as of June 30, 2005 and related statements of income, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Euro Pacific Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement resentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Euro Pacific Capital, Inc as of June 30, 2005 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 9 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
July 22, 2005

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

EURO PACIFIC CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash in bank	$ 260,660
Clearing broker deposit	102,117
Commissions receivable	34,390
Prepaid expenses and other assets	25,035
Property and Equipment, at cost, net of accumulated depreciation of $142,331	343,192
Deposits	13,963
TOTAL ASSETS	$ 779,357

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 157,398
Client Purchase Deposits	22,750
Current portion of auto loan payable	21,615
Loan from officer	96
Pension contribution	61,734
Tenant security deposit	7,500
TOTAL CURRENT LIABILITIES	271,093
Note payable - auto loan	16,211
TOTAL LIABILITIES	287,304
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 510 shares	200,510
Additional paid-in capital	121,425
Retained earnings	290,118
Less cost of common stock held in treasury	(120,000)
TOTAL STOCKHOLDER'S EQUITY	492,053
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 779,357

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2005

REVENUES	
Brokerage revenue	$ 4,108,023
Perth Mint Trading	124,332
Other revenue	37,064
Interest and dividends	3,644
TOTAL REVENUE	4,273,063
OPERATING EXPENSES (SEE SCHEDULE)	4,266,947
OPERATING INCOME	6,116
OTHER INCOME - RENTAL PROPERTY	27,250
NET INCOME BEFORE INCOME TAX	33,366
PROVISION FOR INCOME TAXES	8,780
NET INCOME	$ 24,586

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CASH FLOWS
JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 24,586
Depreciation and amortization	12,961
Changes in operating assets and liabilities:	
Commissions receivable	35,610
Other receivable	1,700
Prepaid expenses	(14,024)
Deposits	(8,410)
Accrued expenses	26,850
Client purchase deposits	22,750
Loan from officer	(6,904)
Pension contributions	(14,017)
NET CASH PROVIDED BY OPERATING ACTIVITIES	81,102
CASH FLOW FOR INVESTING ACTIVITIES	
Deposits with clearing organizations	(52,117)
Purchase of furniture, fixtures and equipment	(28,754)
CASH FLOW FOR INVESTING ACTIVITIES	(80,871)
CASH FLOW FOR FINANCING ACTIVITIES	
Repayment of loans	(34,083)
Transfer of mortgage loan to officer	(209,278)
Capital contribution	209,278
CASH FLOW FOR FINANCING ACTIVITIES	(34,083)
NET CASH DECREASE	(33,852)
CASH: BEGINNING OF YEAR	294,512
CASH: END OF YEAR	$ 260,660
SUPPLEMENTAL DATE:	
Interest paid	$ 16,420
Income taxes paid	$ 13,223

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2005

	Shares Issued	Capital Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, June 30, 2004	510	$ 510	$ 112,147	$ (120,000)	$ 265,532	$ 258,189
Capital contribution	100	200,000	9,278			209,278
Net income					24,586	24,586
Balance, June 30, 2005	610	$ 200,510	$ 121,425	$ (120,000)	$ 290,118	$ 492,053

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Euro Pacific Capital, Inc. (the Company), a California corporation has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) and the National Association of Securities Dealers, Inc. The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company does not hold funds or securities for or owe funds or securities to customers other than noted in footnote 9. The Company is exempt from certain provisions and requirements of the Securities and Exchange Commissions.

Revenue Recognition - Commission revenue is recognized from the sale of customers' securities.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

Translation of Foreign Currencies - Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

Statement of Cash Flows - For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

NOTE 2 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends June 30, 2005. The provision for income taxes for the year consists of the following:

Federal	$ 5,440
State	3,340
	$ 8,780

NOTE 3 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 8 for the net capital computation.

NOTE 4 - FIXED ASSETS

Fixed Assets consist of the following:

Land and Building	$ 326,118
Furniture and Fixtures	59,033
Computers	35,984
Auto	64,388
Total	$ 485,523
Less: accumulated depreciation	(142,331)
Net Fixed Assets	$ 343,192

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Orange area under a long-term agreement expiring January 31, 2010. The annual rental commitments for years ending June 30, are as follows:

2006	$ 49,470
2007	60,643
2008	62,041
2009	63,438
2010	37,481
Total	$ 273,073

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (B).

NOTE 8 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (B).

NOTE 9 – OTHER MATTERS

The Company has been accepting payments from clients for the purchase of precious metal. The Company management believes that since the sale of precious metal is not regulated by the SEC, it is not required to comply with SEC Rule 15c3-3 (K) (2) (B)in this particular matter. However, pending further review of this matter, the Company will stop accepting such payments.

EURO PACIFIC CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JUNE 30, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	492,056
Nonallowable assets		(384,307)
Excess fidelity bond deductible		(5,000)
NET CAPITAL	$	102,749

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	19,163
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	19,163
EXCESS CAPITAL	$	83,586
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	74,019

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	287,301
Aggregate indebtedness to net capital		3

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	104,864
Audit adjustments:		
Clearing broker deposit - excess funds		(2,117)
Rounding		2
Net capital, per audited financial statements	$	102,749

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
NON-ALLOWABLE ASSETS
JUNE 30, 2005

NON-ALLOWABLE ASSETS

Clearing broker deposit - excess funds	$	2,117
Prepaid expenses and other assets		25,035
Property and Equipment, at cost, net of accumulated depreciation of $142,331		343,192
Deposits		13,963
Rounding		
TOTAL	$	384,307

See Accompanying Notes To Financial Statements

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Euro Pacific Capital, Inc.
Newport Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended June 30, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
July 22, 2005

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

EURO PACIFIC CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2005

Advertising	$	46,063
Automobile		16,686
Clearing charges		443,978
Commissions		656,636
Computer supplies and maintenance		19,662
Consulting		73,827
Depreciation and amortization		12,961
Exchange fees		35,594
Insurance		45,509
Interest expense		16,420
Legal and professional		156,424
Miscellaneous		29,956
Moving expenses		27,065
Office expense		56,887
Pension plan contribution		61,734
Postage and delivery		14,871
Referral fees		27,308
Rent and parking		104,505
Salaries and wages		2,214,394
Seminars		40,540
Taxes and licenses		47,799
Telephone		47,114
Travel and entertainment		71,014
TOTAL OPERATING EXPENSES	$	4,266,947

See Accompanying Notes To Financial Statements

PART II

EURO PACIFIC CAPITAL, INC.

INDEPENDENT ACCOUNTANT'S
REPORT ON INTERNAL ACCOUNTING CONTROL

JUNE 30, 2005

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Euro Pacific Capital, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Euro Pacific Capital, Inc. (the "Company") for the year ended June 30, 2005, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by Euro Pacific Capital, Inc. that I considered relevant to the objectives stated in Rule 17a- 5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of June 30, 2005 other than the matter disclosed in Footnote 9 to the Audit Report.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

However, during my examination I noted that over $2 million was received from individuals relating to the sale of precious metals. The Company management believes that since the sale of precious metal is not regulated by the SEC, it is not required to comply with SEC Rule 15c3-3 (K) (2) (B) in this particular matter. . However, pending further review of this matter, the Company will stop accepting such payments.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Elizabeth Tractenberg, CPA
Los Angeles, California
July 22, 2005